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                          [BONDY & SCHLOSS LETTERHEAD]


                                                                 August 12, 1997
BOARD OF DIRECTORS
Beachport Entertainment Corp.
517 North Robertson Blvd.
Los Angeles, CA 90049

        Re: Beachport Entertainment Corp.
            Registration Statement on Form SB-2

Gentlemen:

       We refer to the Registration Statement on Form SB-2 (the "Registration Statement") filed by Beachport Entertainment Corp. (the "Company") in connection with the registration under the Securities Act of 1933, as amended of a total of 8,997,507 shares of common stock of which 6,374,864 shares are issuable upon the exercise of certain warrants or options and or the conversion of shares of preferred stock (collectively, the "Shares"). We understand that the Shares are to be sold from time to time on the over-the-counter electronic Bulletin Board at prevailing prices or as otherwise described in the Registration Statement. As your counsel, we have examined the proceedings proposed to be taken by you in connection with the sale of the Shares.

        It is our opinion that upon exercise of the warrants and/or options and upon conversion of the preferred stock into Shares, the Shares when issued and sold in the manner described in the Registration Statement, would be legally and validly issued, fully paid and non-assessable.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm appearing under the caption "Legal Matters" in the prospectus forming part thereof, and any amendments thereto.


                                               Very truly yours,

                                               /s/ BONDY & SCHLOSS LLP

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